SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Form N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: SEI Alternative Income Fund

Address of Principal Business Office:

One Freedom Valley Drive

Oaks, PA 19456

Telephone Number: 610-676-1000

Name and address of agent for service of process:

Timothy D. Barto, Esq.

c/o SEI Investments Company

One Freedom Valley Drive

Oaks, PA 19456

With copies to:

Sean Graber, Esq.

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Oaks, Commonwealth of Pennsylvania on the
3rd day of April, 2023.

SEI Alternative Income Fund

By:	/s/ Stephen MacRae
Name: Stephen MacRae
Title: President and Principal Executive Officer

Attest:	/s/ David. F. McCann
Name:	David F. McCann
Title:	Vice President and Secretary